FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No         X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange, dated February 8, 2008 regarding the Negotiable obligations program
2	Letter to the Buenos Aires Stock Exchange, dated February 8, 2008 regarding the Registration Rights Agreement
3	Letter to the Buenos Aires Stock Exchange, dated February 8, 2008 regarding changes in the Board of Directors of YPF S.A.
4	Letter to the Buenos Aires Stock Exchange, dated February 8, 2008 regarding the appointment of a new Director for Class “A” shares

Item 1

TRANSLATION

Buenos Aires, February 8, 2008

To the

Buenos Aires Stock Exchange

Re.: Negotiable obligations program

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange. Accordingly, we inform that the Board of Directors of the Company resolved, at its meeting held on February 6, 2008, to approve the terms and conditions and general characteristics of the Negotiable obligations program for an aggregate amount of US$ 1 billion, as authorized by the Shareholders’ General Ordinary and Extraordinary Meeting held on January 8, 2008 and pursuant to the delegation granted unto the Board of Directors.

We attach hereto the relevant parts of the Minutes of the Meeting of the Board of Directors dated February 6, 2008.

Very truly tours.

By YPF S.A.

Walter Forwood

Chief Financial Officer

Item 2

TRANSLATION

Buenos Aires, February 8, 2008

To the

Buenos Aires Stock Exchange

Re.: Registration Rights Agreement

Pursuant to the provisions of section 73 of Decree N° 677/01, the report of the Audit Committee dated February 5, 2008 where the Committee expresses its approval of the Registration Rights Agreement to be executed among YPF S.A., Repsol YPF, S.A., Petersen Energía S.A., Petersen Energía PTY Ltd., the bank acting in its capacity as surety, and certain entities identified as Holders thereunder, considering that the terms and conditions thereof are adequate to the normal and regular market conditions for agreements of similar transactions between unrelated parties, is available to the shareholders at the principal executive offices of the Company located at Avda. Pte. Roque Sáenz Peña 777 of the City of Buenos Aires.

Very truly yours.

By YPF S.A.

Walter Forwood
Chief Financial Officer

Item 3

TRANSLATION

Buenos Aires, February 8, 2008

To the

Buenos Aires Stock Exchange

Re.: Change in the Board of Directors of YPF S.A.

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange. Accordingly, we inform that the Board of Directors of the Company has considered and decided, at its meeting held on February 6, 2008, to accept the resignation submitted by Mr. Jorge Horacio Brito and Mr. Miguel Madanes as Directors, representatives of class D shares, and Mr. Alejandro Almarza as Alternate Director, representative of Class D shares, in all cases for personal reasons.

At the same meeting, pursuant to the provisions of section 11, subsection b) of the Corporate Bylaws and the replacement order established by the Shareholders´ General Ordinary and Extraordinary Meeting held on April 13, 2007, the Alternate Directors Gonzalo López Fanjul and Alfredo Pochintesta were appointed as Directors for Class D shares.

In addition, the Board of Directors, upon the resignation of Mr. Miguel Madanes, who acted as Chairman of the Audit Committee, submitted for consideration and resolved to appoint Mr. Carlos de la Vega as new Chairman of the Audit Committee and Mr. Carlos Bruno, who previously acted as alternate member, as regular member.

We attach hereto the relevant parts of the Minutes of the Meeting of the Board of Directors dated February 6, 2008, and a duly updated list with the names of the members of the Board of Directors.

Very truly yours.

By YPF S.A.

Walter Forwood
Chief Financial Officer

Item 4

TRANSLATION

Buenos Aires, February 8, 2008

To the

Buenos Aires Stock Exchange

Re.: Appointment of Director for Class “A” shares

The purpose of this letter is to inform you that the shareholder NATIONAL GOVERNMENT, on behalf of class “A” shares, has appointed National Certified Accountant Mr. Santiago Carnero, bearer of D.N.I. 16.761.172, as Director in order to replace Mr. Roberto BARATTA, to hold such position until the next Shareholders’ General Ordinary Meeting of the Company.

We attach hereto a copy of Note N° 8/08 from the Ministry of Economy and Production and Decree N° 184/2008 of the National Executive Power, on such matter.

Very truly yours.

By YPF S.A.

Walter C. Forwood
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 12, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer